UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2012

Commission File No.: 001-35273

COGO GROUP, INC.

Room 10001, Tower C, Skyworth Building,

High-Tech Industrial Park,

Nanshan, Shenzhen 518057, PRC

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Entry into a Material Definitive Agreement.

The information set forth below is incorporated herein by reference.

Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

Effective March 2, 2012, Comtech Broadband Corporation Limited (the “Borrower”), an indirect subsidiary of Cogo Group, Inc. (the “Company”) entered into an amendment (the “Amendment”), dated December 19, 2011, to its factoring agreement with Bank of China (Hong Kong) Limited (“BOC”) dated April 28, 2010, as amended effective December 31, 2010 (the “Factoring Agreement”).

Pursuant to the terms of the Amendment, the line of credit granted by BOC to the Borrower in the Factoring Agreement was increased to $75 million. The factoring facility bears an interest rate of 2.5% per annum above the HIBOR or USD LIBOR, depending on the currency in which the borrowings are denominated. Pursuant to the Agreement, the Borrower may borrow up to 90% of the particular receivables subject to the Factoring Agreement and will pay a fee of 0.6% on such borrowed amount. The liabilities of the Borrower under the Factoring Agreement are guaranteed by unlimited corporate guarantees of the Borrower and Comtech International (Hong Kong) Limited (“Comtech International”).

Additionally, the Amendment, which was further amended on March 6, requires that (i) the Company retain at least 50% of its equity interest in the Borrower, (ii) Mr. Jingwei “Jeffrey” Kang remains as the single largest beneficial owner of the Company’s shares as well as the Chairman of the Board of Directors, (iii) the Company maintains a net worth of not less than RMB1.5 Billion, (iv) the Company maintains its NASDAQ listing; (v) the Consolidated Net Borrowing Ratio shall not exceed 0.25x and (vi) the bills transaction volume shall not be less than USD300,000,000 in which the outward bills transaction volume is not less than USD 150,000,000 annually.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the provisions of the Amendment. The Amendment, as further amended March 6, 2012, is attached hereto as Exhibit 10.3 and incorporated herein by reference.

Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Factoring Agreement by and between Bank of China (Hong Kong) Limited and Comtech Broadband Corporation Limited, dated April 28, 2010. (1)
10.2	Amendment to the Factoring Agreement by and between Bank of China (Hong Kong) Limited and Comtech Broadband Corporation Limited, dated October 13, 2010, effective December 31, 2010. (2)
10.3	Amendment, dated December 19, 2011, to Factoring Agreement by and between Bank of China (Hong Kong) Limited and Comtech Broadband Corporation Limited, effective March 2, 2012, as further amended March 6, 2012
10.4	Cross Guaranty of Comtech Broadband Corporation Limited and Comtech International (Hong Kong) Limited
10.5	Confirmation Letter of Bank of China (Hong Kong) Limited, dated March 2, 2012.

(1) Incorporated by reference to the Current Report on Form 8-K dated April 23, 2010 and filed with the Commission on April 29, 2010.

(2) Incorporated by reference to the Current Report on Form 8-K dated December 31, 2010 and filed with the Commission on January 3, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 15, 2012	COGO GROUP, INC.

	By:	/s/ Frank Zheng
Name: Frank Zheng
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description
10.1	Factoring Agreement by and between Bank of China (Hong Kong) Limited and Comtech Broadband Corporation Limited, dated April 28, 2010. (1)
10.2	Amendment to the Factoring Agreement by and between Bank of China (Hong Kong) Limited and Comtech Broadband Corporation Limited, dated October 13, 2010, effective December 31, 2010. (2)
10.3	Amendment, dated December 19, 2011, to Factoring Agreement by and between Bank of China (Hong Kong) Limited and Comtech Broadband Corporation Limited, effective March 2, 2012, as further amended March 6, 2012
10.4	Cross Guaranty of Comtech Broadband Corporation Limited and Comtech International (Hong Kong) Limited
10.5	Confirmation Letter of Bank of China (Hong Kong) Limited, dated March 2, 2012.

(1) Incorporated by reference to the Current Report on Form 8-K dated April 23, 2010 and filed with the Commission on April 29, 2010.

(2) Incorporated by reference to the Current Report on Form 8-K dated December 31, 2010 and filed with the Commission on January 3, 2011.